

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

October 21, 2009

<u>Via U.S. Mail</u>

Richard J. Giromini
President and Chief Executive Officer
Wabash National Corporation
1000 Sagamore Parkway South
Lafayette, IN 47905

> **Re: Wabash National Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 13, 2009**
> **File No.: 333-161694**

Dear Mr. Giromini:

We have reviewed your responses to the comments in our letter dated September 28, 2009 and have the following additional comments.

<u>Prospectus Summary, page 1</u>

1. Please confirm that the report you cite is generally available for free or a low fee and that it was not prepared exclusively for you.

<u>Risk Factors, page 3</u>

2. We note your response to prior comment 8. Rule 416, however, does not allow the upward adjustment of shares for shareholders to maintain their percentage upon the exercise of outstanding options. Please, accordingly, revise the language here and throughout where applicable to clarify that the addition of any shares in excess of the 24,762,636 due to upward adjustment cannot be sold using this prospectus. Alternatively, you may register additional shares to cover the anti-dilution rights. Please note that the first sentence of 416 speaks of "stock splits, stock dividends or similar transactions." The adjustment here is not similar to a stock split or dividend because it only affects Trailer and not all stockholders equally.

<u>Selling Stockholder, page 6</u>

3. We note your response to prior comment 1, in which you make the points that the
    control person of Trailer actively participates in the management of its investment
    companies. This fact appears to distinguish it from the examples in your analysis.
    We reissue prior comment no. 1.

**************

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
response to our comments and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the
    federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: William I. Intner, Esq.
        Via Facsimile: (410) 539-6981